EXHIBITS
EXHIBIT 99.2
Consent of Registered Independent Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (333-126726, 333-126726-01) and the Registration Statement on Form S-8 (333-126715) of the Royal Dutch Shell Group Dividend Access Trust of our report dated March 7, 2007 relating to the Royal Dutch Shell Group Dividend Access Trust Financial Statements, and the Trustee’s and management’s assessments of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which are included in this Annual Report on Form 20-F.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London – UK
March 7, 2007
Royal Dutch Shell plc E9